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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                         The Tesseract Group, Inc.
                     ----------------------------------
                              (Name of Issuer)

                       Common Stock, $.01 par value
                     ----------------------------------
                       (Title of Class of Securities)

                                 28139B100
                     ----------------------------------
                              (CUSIP Number)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  4  Pages
                                        ---

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CUSIP No. 28139B100                   13G                 Page  2  of  4  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Harold Nelkin
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

       U.S.
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                            1,010,000
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                              149,000
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                            1,010,000
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                              149,000
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,159,000
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* /X/

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

           12.27%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          Page  3  of  4  Pages
                                                               ---    ---


ITEM 1(A).  NAME OF ISSUER

            The Tesseract Group, Inc.


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            1300 Norwest Financial Center
            7900 Xerxes Avenue South
            Minneapolis, Minnesota 55431


ITEM 2(A).  NAME OF PERSON(S) FILING

            Harold Nelkin


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            c/o Nelkin Capital Management, Inc.
            111 Great Neck Road, Suite 304
            Great Neck, NY 11021


ITEM 2(C).  CITIZENSHIP

            U.S.


ITEM 2(D).  TITLE OF CLASS OF SECURITIES

            Common Stock, $0.01 par value


ITEM 2(E).  CUSIP NUMBER

            28139B100


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A

    (a) / / Broker or Dealer registered under Section 15 of the Act

    (b) / / Bank as defined in section 3(a)(6) of the Act

    (c) / / Insurance Company as defined in section 3(a)(19) of the Act

    (d) / / Investment Company registered under section 8 of the Investment Company Act

    (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

    (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

    (h) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

If this statement is filed pursuant to sec. 240.13d-1(c), check this box  /X/.

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                                                          Page  4  of  4  Pages
                                                               ---    ---

ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:

        1,159,000(1)

    (b) Percent of Class:

        12.27%(2)

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote

              1,010,000

         (ii) shared power to vote or to direct the vote

                149,000(3)

        (iii) sole power to dispose or to direct the disposition of

              1,010,000

         (iv) shared power to dispose or to direct the disposition of

                149,000(3)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable


ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


(1) Ruth Nelkin, the Reporting Person's wife, owns 2,500 shares which constitutes approximately 0.03% of the outstanding shares, as to which the Reporting Person disclaims beneficial ownership. Leslie A. Nelkin, the Reporting Person's adult son, owns 303,400 shares, which constitutes approximately 3.21% of the outstanding shares, as to which the Reporting Person disclaims beneficial ownership. Neither of such persons is a member of a group with the Reporting Person.

(2) Based upon 9,443,300 shares reported outstanding by the Company as of December 31, 1997.

(3) Harold Nelkin is the owner and portfolio manager of Nelkin Capital Management, Inc., which is an unregistered investment adviser. In such capacity, Mr. Nelkin has purchased 149,000 shares for his clients' accounts, and he shares with his clients the power to vote or direct the vote of such shares and to dispose or direct the disposition of such shares.


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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             April 9, 1998
                                       ----------------------------------------
                                       (Date)

                                             /s/ Harold Nelkin
                                       ----------------------------------------
                                       (Signature)

                                             Harold Nelkin
                                       ----------------------------------------
                                       (Name/Title)